SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. _________)

Goldpoint Resources, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

38145H 108
(CUSIP NUMBER)

Bradley T. Prader, President and Chief Executive Officer
Goldpoint Resources, Inc.
1001 North American Way, Suite 201
Miami, Florida 33132
(305) 416-6402

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. 38145H 108

1.	Name of Reporting Person;
S.S. or I.R.S. Identification No. of Above Person

Bradley T. Prader

I.D. No.:

2.	Check the Appropriate Box if a Member of a Group

(a) [X]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e) ........................................[ ]

6.	Citizenship or Place of Organization: U.S.

Number of	7.	Sole Voting Power: 0
Shares
Beneficially	8.	Shared Voting Power: 30,000,000*
Owned By
Each Reporting	9.	Sole Dispositive Power: 0
Person
	10.	Shared Dispositive Power: 30,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
30,000,000 Shares

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares
(See Instructions) ...........................................[ ]

13.	Percent of Class Represented by Amount In Row 11: 80.3%**

14.	Type of Reporting Person: IN

*Based on 37,366,844 shares of the issuer’s common stock outstanding on June 12, 2009.

**Owned by Olympian Cruises, LLC, the Manager of which is Olympian Entertainment, LLC of which Mr. Prader is one of the three Managers.

CUSIP NO. 38145H 108

15.	Name of Reporting Person;
S.S. or I.R.S. Identification No. of Above Person

Michael C. Hovdestad

I.D. No.:

16.	Check the Appropriate Box if a Member of a Group

(a) [X]
(b) [ ]

17.	SEC Use Only

18.	Source of Funds: OO

19.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e) ........................................[ ]

20.	Citizenship or Place of Organization: U.S.

Number of	21.	Sole Voting Power: 0
Shares
Beneficially	22.	Shared Voting Power: 30,000,000*
Owned By
Each Reporting	23.	Sole Dispositive Power: 0
Person
	24.	Shared Dispositive Power: 30,000,000*

25.	Aggregate Amount Beneficially Owned by Each Reporting Person:
30,000,000 Shares

26.	Check if the Aggregate Amount in Row 25 Excludes Certain Shares
(See Instructions) ...........................................[ ]

27.	Percent of Class Represented by Amount In Row 25: 80.3%**

28.	Type of Reporting Person: IN

*Based on 37,366,844 shares of the issuer’s common stock outstanding on June 12, 2009.

**Owned by Olympian Cruises, LLC, the Manager of which is Olympian Entertainment, LLC of which Mr. Hovdestad is one of the three Managers.

CUSIP NO. 38145H 108

29.	Name of Reporting Person;
S.S. or I.R.S. Identification No. of Above Person

Sean F. McManimon

I.D. No.:

30.	Check the Appropriate Box if a Member of a Group

(a) [X]
(b) [ ]

31.	SEC Use Only

32.	Source of Funds: OO

33.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e) ........................................[ ]

34.	Citizenship or Place of Organization: U.S.

Number of	35.	Sole Voting Power: 0
Shares
Beneficially	36.	Shared Voting Power: 30,000,000*
Owned By
Each Reporting	37.	Sole Dispositive Power: 0
Person
	38.	Shared Dispositive Power: 30,000,000*

39.	Aggregate Amount Beneficially Owned by Each Reporting Person:
30,000,000 Shares

40.	Check if the Aggregate Amount in Row 39 Excludes Certain Shares
(See Instructions) ...........................................[ ]

41.	Percent of Class Represented by Amount In Row 80.3%**

42.	Type of Reporting Person: IN

*Based on 37,366,844 shares of the issuer’s common stock outstanding on June 12, 2009.

**Owned by Olympian Cruises, LLC, the Manager of which is Olympian Entertainment, LLC of which Mr. McManimon is one of the three Managers.

CUSIP NO. 38145H 108

43.	Name of Reporting Person;
S.S. or I.R.S. Identification No. of Above Person

Olympian Cruises, LLC

I.D. No.:

44.	Check the Appropriate Box if a Member of a Group

(a) [X ]
(b) [ ]

45.	SEC Use Only

46.	Source of Funds: OO

47.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e).........................................[ ]

48.	Citizenship or Place of Organization: Delaware.

Number of	49.	Sole Voting Power: 0
Shares
Beneficially	50.	Shared Voting Power: 30,000,000*
Owned By
Each Reporting	51.	Sole Dispositive Power: 0
Person
	52.	Shared Dispositive Power: 30,000,000*

53.	Aggregate Amount Beneficially Owned by Each Reporting Person:
30,000,000 Shares

54.	Check if the Aggregate Amount in Row 53 Excludes Certain Shares
(See Instructions) ...........................................[ ]

55.	Percent of Class Represented by Amount In Row 80.3%**

56.	Type of Reporting Person: OO

*Based on 37,366,844 shares of the issuer’s common stock outstanding on June 12, 2009.

**Owned by Olympian Cruises, LLC, the Manager of which is Olympian Entertainment, LLC of which the three Individual Acquirors are the Managers.

CUSIP NO. 38145H 108

57.	Name of Reporting Person;
S.S. or I.R.S. Identification No. of Above Person

Olympian Entertainment, LLC

I.D. No.:

58.	Check the Appropriate Box if a Member of a Group

(a) [X]
(b) [ ]

59.	SEC Use Only

60.	Source of Funds: OO

61.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e).........................................[ ]

62.	Citizenship or Place of Organization: Delaware.

Number of	63.	Sole Voting Power: 0
Shares
Beneficially	64.	Shared Voting Power: 30,000,000*
Owned By
Each Reporting	65.	Sole Dispositive Power: 0
Person With
	66.	Shared Dispositive Power: 30,000,000*

67.	Aggregate Amount Beneficially Owned by Each Reporting Person:
30,000,000 Shares

68.	Check if the Aggregate Amount in Row 67 Excludes Certain Shares
(See Instructions) ...........................................[ ]

69.	Percent of Class Represented by Amount In Row 80.3%**

70.	Type of Reporting Person: OO

*Based on 37,366,844 shares of the issuer’s common stock outstanding on June 12, 2009.

**Owned by Olympian Cruises, LLC, the Manager of which is Olympian Entertainment, LLC of which the three Individual Acquirors are the Managers.

Item 1.     Security and Issuer

This statement relates to the common stock, $.001 par value ("Common Stock"), of Goldpoint Resources, Inc., a Nevada corporation (the "Company"), with its principal executive offices at 1001 North American Way, Suite 201, Miami, Florida 33132. The share numbers provided in this Schedule reflect the occurrence of an event which effectively, including subsequent issuances, resulted in the issuance of 37,966,844 shares of Common Stock as of June 12, 2009.

Item 2.     Identity and Background

(a) This statement is filed by Mr. Bradley T. Prader ("Prader"), Mr. Sean McManimon ("McManimon"), Mr. Michael C. Hovdestad ("Hovdestad"), Olympian Cruises, LLC (“OCL”) and Olympian Entertainment, LLC (“OEL”) (each an "Acquiror"). All of the shares of Common Stock beneficially owned by Messrs. Prader, McManimon and Hovdestad are owned through OEL, a Delaware limited liability company, of which they are the Managers and controlling persons. All of the shares beneficially owned by OEL are owned through OCL, a Delaware limited liability company, of which OEL is the Manager and controlling person, whose decisions are in turn made by its Managers Messrs. Prader, McManimon and Hovdestad.  The shares reflected as beneficially owned by OEL, a Delaware limited liability company, are directly owned by it.

(b) The business address and principal place of business for Messrs. Prader, McManimon Hovdestad, OEL and OCL is c/o the Company, 1001 North American Way, Suite 201, Miami, Florida 33132.

(c) Mr. Prader is the President and CEO of the Company and a member and Chairman of its Board of Directors. Mr. Hovdestad is the Company’s Chief Legal Officer, Secretary and a member of the Company's Board of Directors. Mr. McManimon is the Company’s Chief Operation Officer and a member of its Board of Directors.  Each Messrs. Prader, McManimon and Hovdestad is a Manager of OEL, which in turn is the manger of OCL.  OEL and OCL are holding companies, which have made investments directly and indirectly in IBI, subsequently defined, and have had no other activities.

(d) None of the Acquirors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Acquirors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of the individual Acquirors is a citizen of the United States and each of the corporate Acquirors is a Delaware limited liability company.

Item 3.     Source and Amount of Funds

The shares of Common Stock beneficially owned by the Acquirors were acquired in connection with a share exchange (the "Share Exchange"). The Share Exchange is more fully described, and is also defined, in the Company's Current Report on Form 8-K (the "8-K Report"), which was filed with the Commission on June 18, 2009. Prior to June 12, 2009, OCL was the sole shareholder of Island Breeze International, a Cayman Islands Company (“IBI”).  As of June 12, 2009, the sole shareholder of IBI, OCL, exchanged all of the outstanding shares of IBI capital stock for a total of 30,000,000 newly-issued restricted shares of the Company's Common Stock.

Item 4.     Purpose of Transaction

Two of the purposes of each of the Acquirors in effecting the Share Exchange were (1) to provide opportunities for IBI to obtain financing which would not be available to IBI as a privately-held company and (2) to obtain restricted shares of a class of capital stock which is publicly traded.

In connection with the Share Exchange, as described in the 8-K Report, new officers and directors of the Company were appointed. The Company also hopes to obtain financing involving its Common Stock as described in the 8-K Report under the heading, "Management's Discussion and Analysis of financial condition and results of Operation - Liquidity – General Requirements". The completion of such financings would depend upon market conditions, the completion of due diligence and negotiations and other factors and such financings will result in the Company's issuance of additional shares of Common Stock which will dilute the percentage ownership of the existing shareholders of the Company.

The Company expects to by way of merger into a newly formed Delaware corporation (the “Merger”), became a Delaware corporation, amend its certificate of incorporation, change its name to Island Breeze International, Inc. and change its authorized capital stock to 100,000,000 shares of Class A Common Stock, par value $0.001 per share, 16,110,500 shares of Class B Common Stock, par value $0.001 per share and 1,000,000 shares of preferred stock, par value $0.001 per share,  which shares may be issued from time to time in one or more series by the Board of Directors, with such powers, preferences and other rights as determined from time to time by the Board of Directors, will adopt new by-laws.  Pursuant to the agreement related to the Share Exchange, after the Merger is effected, OCL will exchange 16,110,500 shares of the Company’s Class A Common Stock for the identical number of shares of Class B Common Stock which Class B shares each have the voting power of ten shares of Class A Common Stock (the “B for A Exchange”).  As a consequence of the B for A Exchange, after the merger, each of the Acquirors will have the right to vote 95.96% of the voting power represented by the Company’s capital stock.

Except as set forth above in this Item 4, none of the Acquirors has any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4. Nothing set forth above should be interpreted to preclude the Acquirors from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.

Item 5.     Interest in Securities of the Issuer

Messrs. Prader, McManimon and Hovdestad each beneficially own 30,000,000 (approximately 80.3% of the outstanding) shares of Common Stock (approximately 80.3% of the outstanding).  These shares are owned indirectly through OEL of which they are the Managers and controlling persons.  OEL beneficially owns 30,000,000 shares (approximately 80.3% of the outstanding) through OCL of which it is the sole Manager and controlling person.  OCL beneficially owns 30,000,000 shares (approximately 80.3% of the outstanding) directly.

Except as otherwise described above, each of the Acquirors has sole power to vote and dispose of the shares of Common Stock acquired and beneficially owned by him.

Other than the transactions described above, none of the Acquirors has effected any transaction involving the Company's securities within the preceding sixty (60) days.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.     Material to be filed as Exhibits

Exhibit Numbers	Exhibit

A	Joint Acquisition Statement

B
Share Exchange Agreement, dated as of June 12, 2009, among Goldpoint Resources, Inc. and Olympian Cruises, LLC (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Commission on June 18, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2009

/s/ Bradley T. Prader
Bradley T. Prader

/s/ Sean F. McManimon
Sean F. McManimon

/s/ Michael C. Hovdestad
Michael C. Hovdestad

/s/ Olympian Cruises, LLC
Olympian Cruises, LLC

/s/ Olympian Entertainment, LLC
Olympian Entertainment, LLC

Exhibit A

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1 (k) (1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: June 22, 2009

/s/ Bradley T. Prader
Bradley T. Prader

/s/ Sean F. McManimon
Sean F. McManimon

/s/ Michael C. Hovdestad
Michael C. Hovdestad

/s/ Olympian Cruises, LLC
Olympian Cruises, LLC

/s/ Olympian Entertainment, LLC
Olympian Entertainment, LLC